UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Independence Contract Drilling, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

453415309

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 453415309

1	Names of Reporting Persons Lime Rock Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 4,317,500[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,317,500[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,500[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 17.5%[2]
12	Type of Reporting Person (See Instructions) FI

[1]	Lime Rock Partners III, L.P. (“Lime Rock III”) directly holds 549,500 shares of common stock, par value $0.01 per share (“Common Stock”) of Independence Contract Drilling, Inc. (the “Issuer”). LRP GP III, Inc. (“LRP GP”) is the general partner of Lime Rock Partners GP III, L.P. (“Lime Rock Partners GP”), which is the general partner of Lime Rock III. John T. Reynolds (“Reynolds”) and Jonathan C. Farber (“Farber”) are the sole directors of LRP GP. Global Energy Services Operating, LLC (“GESO”) directly holds 1,570,000 shares of Common Stock of the Issuer and directly holds warrants exercisable into 2,198,000 shares of Common Stock of the Issuer as of March 2, 2012, which expire on March 2, 2015. GES Global Energy Services, Inc. (“GES Corp”) directly owns 100% of the equity interests of GESO. IDM Delaware, Inc. (f/k/a IDM Group, Ltd.) (“IDM”) directly owns 100% of the equity interests of GES Corp. Lime Rock III owns a majority of the equity interests in IDM. Therefore, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 549,500 shares of Common Stock and Reynolds, Farber, LRP GP, Lime Rock Partners GP, Lime Rock III, IDM, GES Corp and GESO may be deemed to share the right to dispose or to direct the disposition of and may be deemed to share the power to vote or direct the vote of 3,768,000 shares of Common Stock of the Issuer. IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber disclaim beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein, and this statement shall not be deemed an admission that IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber are the beneficial owners of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
[2]	Based on 24,629,490 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014.

CUSIP No. 453415309

1	Names of Reporting Persons Global Energy Services Operating, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,768,000[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,768,000[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,768,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.3%[2]
12	Type of Reporting Person (See Instructions) OO

[1]	GESO directly holds 1,570,000 shares of Common Stock of the Issuer and directly holds warrants exercisable into 2,198,000 shares of Common Stock of the Issuer as of March 2, 2012, which expire on March 2, 2015. GES Corp directly owns 100% of the equity interests of GESO. IDM directly owns 100% of the equity interests of GES Corp. Lime Rock III owns a majority of the equity interests in IDM. LRP GP is the general partner of Lime Rock Partners GP, which is the general partner of Lime Rock III. Reynolds and Farber are the sole directors of LRP GP. Therefore, GES Corp, IDM, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber may be deemed to share the right to dispose of or to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 3,768,000 shares of Common Stock. GES Corp, IDM, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber disclaim beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein, and this statement shall not be deemed an admission that GES Corp, IDM, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber are the beneficial owners of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
[2]	Based on 24,629,490 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.

CUSIP Number 453415309

1	Names of Reporting Persons Jonathan C. Farber
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 4,317,500[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,317,500[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,500[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 17.5%[2]
12	Type of Reporting Person (See Instructions) IN

[1]	Lime Rock III directly holds 549,500 shares of Common Stock of the Issuer. LRP GP is the general partner of Lime Rock Partners GP, which is the general partner of Lime Rock III. Reynolds and Farber are the sole directors of LRP GP. GESO directly holds 1,570,000 shares of Common Stock of the Issuer and directly holds warrants exercisable into 2,198,000 shares of Common Stock of the Issuer as of March 2, 2012, which expire on March 2, 2015. GES Corp directly owns 100% of the equity interests of GESO. IDM directly owns 100% of the equity interests of GES Corp. Lime Rock III owns a majority of the equity interests in IDM. Therefore, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 549,500 shares of Common Stock and Reynolds, Farber, LRP GP, Lime Rock Partners GP, Lime Rock III, IDM, GES Corp and GESO may be deemed to share the right to dispose or to direct the disposition of and may be deemed to share the power to vote or direct the vote of 3,768,000 shares of Common Stock of the Issuer. IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber disclaim beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein, and this statement shall not be deemed an admission that IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber are the beneficial owners of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
[2]	Based on 24,629,490 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.

CUSIP Number 453415309

1	Names of Reporting Persons John T. Reynolds
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 4,317,500[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,317,500[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,500[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 17.5%[2]
12	Type of Reporting Person (See Instructions) IN

[1]	Lime Rock III directly holds 549,500 shares of Common Stock of the Issuer. LRP GP is the general partner of Lime Rock Partners GP, which is the general partner of Lime Rock III. Reynolds and Farber are the sole directors of LRP GP. GESO directly holds 1,570,000 shares of Common Stock of the Issuer and directly holds warrants exercisable into 2,198,000 shares of Common Stock of the Issuer as of March 2, 2012, which expire on March 2, 2015. GES Corp directly owns 100% of the equity interests of GESO. IDM directly owns 100% of the equity interests of GES Corp. Lime Rock III owns a majority of the equity interests in IDM. Therefore, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 549,500 shares of Common Stock and Reynolds, Farber, LRP GP, Lime Rock Partners GP, Lime Rock III, IDM, GES Corp and GESO may be deemed to share the right to dispose or to direct the disposition of and may be deemed to share the power to vote or direct the vote of 3,768,000 shares of Common Stock of the Issuer. IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber disclaim beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein, and this statement shall not be deemed an admission that IDM, GES Corp, Lime Rock III, LRP GP, Lime Rock Partners GP, Reynolds and Farber are the beneficial owners of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
[2]	Based on 24,629,490 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.

Item 1.

(a)	Name of Issuer: Independence Contract Drilling, Inc.

(b)	Address of Issuer’s Principal Executive Offices

11601 GALAYDA STREET

HOUSTON, TX 77086

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by Lime Rock Partners III, L.P., Global Energy Services Operating, LLC, Jonathan C. Farber and John T. Reynolds.

(b)	Address of Principal Business Office or, if None, Resident:

Lime Rock Partners III, L.P.

274 Riverside Avenue

Westport, CT 06880

Global Energy Services Operating, LLC

10340 Wallisville Road

Houston, TX 77013

Jonathan C. Farber

274 Riverside Avenue

Westport, CT 06880

John T. Reynolds

274 Riverside Avenue

Westport, CT 06880

(c)	Citizenship:

Lime Rock Partners III, L.P. is a Cayman Islands exempted limited partnership.

Global Energy Services Operating, LLC is a Delaware limited liability company.

Jonathan C. Farber is a citizen of the United States of America.

John T. Reynolds is a citizen of the United States of America.

(d)	Title of Class of Securities: Common stock, par value $0.01 per share.

(e)	CUSIP Number: 453415309

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                        .

Item 4.	Ownership.

The information in items 1 through 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

LIME ROCK PARTNERS III, L.P.

By:	/s/ J. Will Franklin
Name: J. Will Franklin
Title: Authorized Person

GLOBAL ENERGY SERVICES OPERATING, LLC

By:	/s/ Paul DeWeese
Name: Paul DeWeese
Title: Authorized Person

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 17, 2015.

Exhibit 1.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Independence Contract Drilling, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of February 17, 2015.

LIME ROCK PARTNERS III, L.P.

By:	/s/ J. Will Franklin

Name: J. Will Franklin
Title: Authorized Person

GLOBAL ENERGY SERVICES OPERATING, LLC

By:	/s/ Paul DeWeese
Name: Paul DeWeese
Title: Authorized Person

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact